ANDRETTI ACQUISITION CORP.

7615 Zionsville Road

Indianapolis, Indiana 46268

January 10, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nick Lamparski

Re:	Andretti Acquisition Corp.

Registration Statement on Form S-1

Filed March 23, 2021, as amended

File No. 333-254627

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Andretti Acquisition Corp. (the “Company”) be accelerated to 4:00 p.m. Eastern Time on January 12, 2022 or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

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Very truly yours,

By:	/s/ William M. Brown
Name: William M. Brown
Title: Chief Financial Officer

[Signature Page to Acceleration Request—Andretti Acquisition Corp.]